Exhibit 12.01

PRAXAIR, INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in millions, except ratios)

	Nine Months Ended September 30,	Years Ended December 31,
	2003	2002	2001	2000	1999	1998

Pre-tax income from continuing operations before
adjustment for minority interests in consolidated
subsidiaries or income or loss from equity
Investees	$563	$717	$576	$483	$627	$596
Capitalized interest	(6)	(9)	(17)	(24)	(30)	(36)
Depreciation of capitalized interest	9	12	11	10	9	7
Dividends from less than 50%-owned
companies carried at equity	10	9	5	3	1	2

Adjusted pre-tax income from continuing operations
before adjustment for minority interests in
consolidated subsidiaries or income or loss from
equity investees	$576	$729	$575	$472	$607	$569

Fixed charges:
Interest on long-term and short-term debt	$115	$206	$224	$224	$204	$260
Capitalized interest	6	9	17	24	30	36
Rental expenses representative
of an interest factor	25	32	37	34	32	27
Preferred stock dividend requirements of
consolidated subsidiaries	-	1	2	4	8	8

Total fixed charges	146	248	280	286	274	331
Less: preferred stock dividend requirements of
consolidated subsidiaries	-	(1)	(2)	(4)	(8)	(8)

Total fixed charges less preferred stock dividends	$146	$247	$278	$282	$266	$323

Pre-tax income from continuing operations before
adjustment for minority interests in consolidated
subsidiaries or income or loss from equity
investees plus fixed charges and preferred stock
dividend requirements of consolidated subsidiaries	$722	$977	$855	$758	$881	$900
Less: preferred stock dividend requirements of
consolidated subsidiaries	-	(1)	(2)	(4)	(8)	(8)

	$722	$976	$853	$754	$873	$892

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS	4.9	3.9	3.1	2.6	3.2	2.7
RATIO OF EARNINGS TO FIXED CHARGES	4.9	3.9	3.1	2.7	3.3	2.8